 Exhibit 99.1

B.O.S. Announces Entry into a Standby Equity Distribution Agreement

Registrant announces that it has entered into a Standby Equity Distribution Agreement, or SEDA, with YA II PN Ltd., or YA. The SEDA provides that, upon the terms and subject to the conditions set forth therein, YA is committed to purchase up to $2,000,000 of the Company’s ordinary shares over a 4-year commitment period. The purchase price of the ordinary shares will be at a 7% discount off the average share trading price, calculated as described in the SEDA. The ordinary shares to be issued to YA under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA of any shares to be issued to YA under the SEDA.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.